UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD/A

Specialized Disclosure Report

(Amendment No.1)

Cemex, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

CEMEX PUBLICLY TRADED STOCK CORPORATION WITH VARIABLE CAPITAL

(Translation of Registrant’s name into English)

United Mexican States	001-14946	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, San Pedro Garza García,

Nuevo León, 66265, Mexico

(Address of principal executive offices)

Roger Saldaña Madero,

+52 81 8888-8888, +52 81 8888-4399,

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, San Pedro Garza García,

Nuevo León, 66265, Mexico

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, _______.

☑	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

EXPLANATORY NOTE

Cemex, S.A.B. de C.V. is furnishing this Amendment No. 1 on Form SD/A (“Amendment No. 1”), to amend its Form SD for the year ended December 31, 2024, as furnished with the U.S. Securities and Exchange Commission on September 29, 2025 (the “Original Form SD”). The sole purpose of this Amendment No. 1 is to revise the disclosures for the amount of fees paid to certain foreign governments.

Except as described above, this Amendment No. 1 does not contain any modifications, updates or other changes to the disclosures contained in the Original Form SD.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02 Exhibit

Not applicable.

Section 2—Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Disclosure of payments by resource extraction issuers.

(a) Required Disclosure

Section 13(q) of the Securities Exchange Act of 1934, as amended, and Rule 13q-1 and Form SD promulgated thereunder (collectively, the “Resource Extraction Payment Rules”) require resource extraction issuers to disclose payments made to the U.S. federal government or a foreign government (each, a “government” and collectively, “governments”) for the purpose of the commercial development of oil, natural gas, or minerals.

In accordance with the Resource Extraction Payment Rules, this Form SD provides a consolidated overview of payments made to governments for the commercial development of minerals by Cemex, S.A.B. de C.V. (the “Company,” “Cemex,” “we,” or “our”) and our consolidated subsidiaries for the year ended December 31, 2024. The term “Cemex” is used interchangeably within this report to indicate Cemex or any subsidiary undertaking within the scope of the report. Terms and phrases used but not defined in this Form SD have the meanings provided under the Resource Extraction Payment Rules.

The specified payment disclosure required by this Form is included in Exhibit 99.1 to this Form SD.

All payments reported herein were made in the local currency of the country in which they were made. All payments are reported on a cash basis in U.S. dollars. Foreign currency payments were converted using the exchange rate that existed at the time the payment was made.

Because the scope and basis for preparation of this Form SD is in accordance with the Resource Extraction Payment Rules, amounts reported in this Form SD may be different from disclosures in Cemex’s other publicly available financial reports, including those found within Cemex’s periodic reports filed with the U.S. Securities and Exchange Commission.

Activities within the scope of the report:

This report discloses payments made by Cemex to governments for the commercial development of minerals, such as limestone, clay, sand, gravel, crushed stone, and other extracted materials such as gypsum, puzzolans, and silica sand, which involves the exploration, extraction, processing, and export of such minerals, or the acquisition of a license for any such activity.

Our business segments:

We disclose our segment information presenting thirteen reportable segments under IFRS 8. We operate geographically and by line of business on a regional basis. During the fiscal year ended December 31, 2024, our operations were organized in four geographical regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) Europe, Middle East and Africa (“EMEA”), comprising 7 reportable segments, one of which aggregates four operating segments , and 4) South, Central America and the Caribbean (“SCA&C”), comprising 4 reportable segments, one of which aggregates five operating segments.

Business Segments 2024
Mexico
United States
EMEA

United Kingdom
France
Germany
Poland
Spain
Israel
Rest of EMEA (mainly Czech Republic, Croatia, Egypt and United Arab Emirates)

SCA&C

Colombia
Panama
Caribbean TCL (refers to Trinidad Cement Limited’s operations mainly in Trinidad and Tobago, Jamaica, Barbados and Guyana)
Rest of SCAC&C (refers mainly to Peru, Puerto Rico, Nicaragua, Jamaica and the Caribbean, excluding the operations of Trinidad Cement Limited)

This report may not disclose payments made by Cemex to governments in all of our reportable segments, to the extent we have determined any such payments are not required to be disclosed pursuant to the Resource Extraction Payment Rules.

Properties:

Currently, our mining properties are classified as follows: (i) production stage, which include properties with reported proven or probable reserves where we have active mining operations; (ii) development stage, which include properties with reported proven or probable reserves where we do not have active mining operations; and (iii) exploration stage, which include properties with no reported reserves. As of December 31, 2024, we had 283 cement raw materials and aggregates properties in the production stage, 72 properties in the development stage and 6 properties in the exploration stage.

The types of mineral being commercially developed at all of our mining properties are similar (limestone, clay, sand, gravel, crushed stone, gypsum, puzzolans, and/or silica sand). All mines where we extract raw materials for our projects use the open pit method of extraction, which relate to deposits of economically useful minerals or rocks that are found near the land surface. Open-pit mines that produce raw materials for our industry are commonly referred to as quarries. As of December 31, 2024, 130 cement raw materials quarries were in the production and development stage and five quarries were in exploration stage across our global operations, serving our facilities dedicated to cement production. As of December 31, 2024, we had 225 aggregates quarries in the production and development stage and one quarry in the exploration stage across our global operations, mostly dedicated to serving our ready-mix concrete and aggregates businesses. For purposes of this report, we treat activities within a major subnational political jurisdiction where we extract resources as a single project.

Payment types:

•	Taxes: Include taxes on corporate profits, corporate income, and production.

•	Royalties: Include, but are not limited to, unit-based, value-based and profit-based royalties.

•	Fees: Include, but are not limited to, license fees, rental fees, entry fees, and other considerations for licenses or concessions.

•	Production entitlements: Include payments made in-kind with resources obtained from the extraction activity to a government entitled to receive payment with resources extracted.

•	Bonuses: Include, but are not limited to, signature, discovery, and production bonuses.

•	Dividends: Include any dividends paid in lieu of production entitlements or royalties.

•	Payments for infrastructure improvements: Include payments for fundamental facilities and systems serving a community or area, which may include roads, buildings, among others.

•

Community and social responsibility payments that are required by law or contract: Include, in general, payments to support the social or economic well-being of communities within the country where the expenditures are made; for example, funds to build or operate a training facility for oil and gas workers, funds to build housing, payments for tuition or other educational purposes, among others.

(b) Delayed Reporting

None.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibits are included as part of this report:

Exhibit Number	Exhibit Description

2.01	Resource Extraction Payment Report as required by Item 2.01 of this Form - Interactive Data File (Form SD for the year ended December 31, 2024 filed in iXBRL)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Cemex, S.A.B. de C.V.
(Registrant)

Date: October 17, 2025	By:	/s/ Jaime Martínez Merla
Name: Jaime Martínez Merla Title: Chief Comptroller